Exhibit 3.1

Amendments to By-laws of Marathon Oil Corporation

Effective May 29, 2013, Article II, Sections 2.12 and 2.13 of the Company's By-laws were amended to read in full:

Section 2.12. Disqualification of Directors. No person shall qualify for service as a director of the Corporation if he or she is a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation; provided that agreements providing only for indemnification and/or reimbursement of out-of-pocket expenses in connection with candidacy as a director (but not, for the avoidance of doubt, in connection with service as a director) and any pre-existing employment agreement a candidate has with his or her employer (not entered into in contemplation of the employer's investment in the Corporation or such employee's candidacy as a director), shall not be disqualifying under this By-law.
Section 2.13. Board Committees.
(a)    The Board may, by resolution or by election of a majority vote, designate one or more Board Committees consisting of one or more of the directors. The Board may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of that committee. The member or members present at any meeting of any Board Committee and not disqualified from voting at that meeting may, whether or not constituting a quorum, unanimously appoint another director to act at that meeting in any place of any member of that committee who is absent from or disqualified to vote at that meeting.
(b)    The Board by resolution may change the membership of any Board Committee at any time and fill vacancies on any of those committees. A majority of the members of any Board Committee will constitute a quorum for the transaction of business by that committee unless the Board by resolution requires a greater number for that purpose. The Board by resolution may elect a chairman of any Board Committee. Except as expressly provided in these By-laws, the election or appointment of any director to a Board Committee will not create any contract rights of that director, and the Board's removal of any member of any Board Committee will not prejudice any contract rights that member otherwise may have.
(c)    Under Section 2.13(a) hereof, the Board may designate an executive committee to exercise, subject to applicable provisions of law, any or all of the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session.
(d)    Each other Board Committee the Board of Directors may designate under Section 2.13(a) hereof will, subject to applicable provisions of law, have and may exercise all the powers and authorities of the Board to the extent the Board of Directors' resolution designating that committee so provides.
(e)    Board Committee Rules; Minutes. Unless the Board otherwise provides, each Board Committee may make, alter and repeal rules for the conduct of its business. In the absence of those rules, each Board Committee will conduct its business in the same manner as the Board of Directors conducts its business under Article II. Each committee will keep regular minutes of its meetings and will report the same to the Board of Directors as a whole.